
January 25, 2022

Gianluca Tagliabue
Chief Operating Officer and Chief Financial Officer
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

> **Re: Ermenegildo Zegna N.V.**
> **Registration Statement on Form F-1**
> **Filed January 19, 2022**
> **File No. 333-262242**

Dear Mr. Tagliabue:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott D Miller